CenturyTel, Inc.
100 CenturyTel Drive
Monroe, LA  71203

April 22, 2008

United States Securities and Exchange Commission	FILED VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:	Mr. Larry Spirgel
Assistant Director

RE:	CenturyTel, Inc.
Form 10-K for the year ended December 31, 2007

Dear Mr. Spirgel:

By letter dated April 8, 2008, the Staff provided to CenturyTel, Inc. certain comments with respect to its review of our Form 10-K for the year ended December 31, 2007.  Our responses to the Staff’s letter are contained herein.  In responding to each comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.

Form 10-K for the year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Comment 1.   We note your disclosure throughout highlighting several negative trends affecting your voice and network access revenues.  Loss of access lines is anticipated to continue in 2008.  In addition, excluding the non-recurring network access revenues attributable to your settlement of a dispute with a carrier and the Madison River Acquisition in 2007, management expects your network access revenues to continue to decline.  In future filings, discuss whether management is taking any specific steps to stem these negative trends.  If so, explain how such steps are intended to reverse or counter the revenue declines.

Response:   Management has taken steps to mitigate the above-mentioned negative revenue trends and discusses those items in greater detail in Part I of our Form 10-K.  Such items include (i) promoting long-term relationships with our customers through bundling of integrated services, (ii) providing new services, such as video and wireless, and other additional services that may become available in the future due to advances in technology, spectrum sales or improvements in our infrastructure, (iii) providing our premium services to a higher percentage of our customers, (iv) pursuing acquisitions of additional communications properties if available at attractive prices, (v) increasing usage of our networks, (vi) providing greater penetration of broadband services, and (vii) marketing our products to new customers.  In future filings, we will consider including such disclosure in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1)	Summary of Significant Accounting Policies

Revenue recognition

Comment 2.  We note your policy of deferring revenues from installation activities and related costs, and amortizing them over the estimated life of the customer relationship.  Describe for us, in detail, the nature of the installation related costs and your basis in the accounting literature for capitalizing these costs.  Clarify whether you only capitalize these costs to the extent of deferred revenue and, if not, your basis for capitalizing excess costs.  Tell us how you assess whether these costs are recoverable.

Response:   We defer revenues and costs related to non-recurring installation activities that our technicians perform related to establishing or re-establishing local exchange phone service to our customers.  Such activities include physically connecting the customers’ phone line from our outside plant facilities to their premises and ensuring the appropriate connections are made in our central office facilities so our customers can receive local telephone services.  We bill our customers a non-refundable up-front fee for such activities. We defer such up-front fees and recognize these fees as revenue on a straight-line basis over the estimated life of the customer relationship. We also defer the recognition of the related incremental direct costs associated with these activities (which primarily include labor related costs), but only to the extent the associated up-front fees are deferred.  In future filings, we will clarify that we only defer incremental direct costs to the extent of the deferred revenues.  Since we do not defer costs in excess of deferred revenue, and since we have not experienced significant collection issues to date related to these up-front fees, we believe the associated costs are recoverable from our customers.

We based such accounting treatment according to the guidance contained in Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), specifically correlating such treatment to the discussion contained in SAB 104 under Item A.3.(f), Nonrefundable up-front fees.

(10)	Postretirement Benefits

Comment 3.  Explain to us why you increased the assumed discount rate used when determining your postretirement benefit obligation from 5.75% in 2006 to 6.50% in 2007.  Similarly, explain the increase in the discount rate used for determining benefit cost from 5.50% in 2006 to 5.75% in 2007.  Refer us to any reference rates that you rely upon as support for the 2007 rates.  Confirm to us that your method for determining the discount rates has not changed or explain why and how it has changed.

Response:  The discount rate for our postretirement benefit obligation is derived based on a discounted cash flow analysis performed by our independent actuaries utilizing as a reference the Hewitt Yield Curve as of the end of the year.  The objective of such analysis is to determine the single amount that, if invested at the measurement date in a portfolio of high-quality debt securities, would provide the necessary future cash flows to pay our postretirement benefit obligations when they become due.  The discount rate can change from year-to-year based on market conditions that impact corporate bond yields. The Hewitt Yield Curve is a hypothetical yield curve represented by a series of annualized individual discount rates derived from actual interest rates payable under various bond issuances, the duration of which approximates the timing of the expected future benefit payments.  Each bond issue underlying the Hewitt Yield Curve is required to have a rating of Aa or better by Moody’s Investor Service, Inc. or a rating of AA or better by Standards & Poor’s.  The discount rate we use to value the benefit obligation at year end is also used by us to determine the interest cost component of our benefit cost for the following year.  We have utilized the above methodology for each of the past three years to determine the discount rate for our postretirement benefit obligation.

(11)	Defined Benefit and Other Retirement Plans

Comment 4.   Explain to us why you increased the assumed discount rate when determining the pension plan benefit obligation from 5.8% in 2006 to 6.30% in 2007.  Similarly explain the increase in the discount rate used for determining benefit cost from 5.50% in 2006 to 5.80% in 2007.  Refer us to any reference rates that you rely upon as the basis for your discount rates.  Explain to us why these discount rates differ from the rates used in calculating your postretirement benefit obligation and costs.  Also, confirm to us that your method for determining the discount rates has not changed or explain why and how it has changed.  We refer you to the guidance in EITF Topic No. D-36.

Response:  The discount rate for our pension plan benefit obligation is derived based on a discounted cash flow analysis performed by our independent actuaries utilizing as a reference the Citigroup Pension Discount Curve as of the end of the year.  The objective of such analysis is to determine the single amount that, if invested at the measurement date in a portfolio of high-quality debt securities, would provide the necessary future cash flows to pay our pension benefit obligations when they become due.  The discount rate can change from year-to-year based on market conditions that impact corporate bond yields.  The spot rates on the Citigroup Pension Discount Curve extend for a 30-year period and are ultimately derived from the AA-rated corporate bond sector.  For payment obligations beyond 30 years, the actuaries extend the curve assuming the discount rate for each succeeding year equals the discount rate derived in year 30.  The actuaries use the modified yield curve to determine the present value of the projected cash flows from the plan and then make a determination as to which single discount rate produces the smallest absolute difference in present values.  We use such single discount rate for our year-end benefit obligation valuation.  The discount rate we use to value the benefit obligation is also used by us to determine the interest cost component of our benefit cost for the following year.  We have utilized the above methodology for each of the past three years to determine the discount rate for our pension plan obligation.

The discount rates used for the pension plan and postretirement plan differ primarily because the duration of the associated obligations (which serves as the basis for the discounted cash flow analysis) is different and the reference yield curves used by our two independent actuaries are different.

We believe our approach for determining the discount rates for our postretirement and pension plan obligations is consistent with the relevant accounting guidance, including EITF Topic No. D-36.

* * * * * * * * *

In addition, in connection with our response to your comment letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information, please do not hesitate to call me at (318) 388-9819.

Sincerely,

/s/ Neil A. Sweasy

Neil A. Sweasy
Vice President and Controller

Cc:	Joseph Kempf, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief